Exhibit 21.1

SUBSIDIAIRES OF HAOXIN HOLDINGS LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Haoxin (BVI) Limited	British Virgin Islands	May 13, 2022	100%
Haoxin HongKong Limited	Hong Kong SAR	May 27, 2022	100%
Ningbo Haoxin International Logistics Co., Ltd.	People’s Republic of China	March 18, 2013	100%
Zhejiang Haoxin Logistics Co., Ltd.	People’s Republic of China	September 25, 2018	100%
Yiwu Haitong International Logistics Co., Ltd.	People’s Republic of China	August 13, 2026	100%